UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Announcement of First Half 2022 Financial Results.

On August 15, 2022, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”) issued a press release announcing its first half 2022 financial results, a copy of which is attached hereto as Exhibit 99.1. Attached hereto as Exhibit 99.2 are Anghami’s unaudited condensed consolidated interim financial statements for the six-month periods ended June 30, 2022 and 2021.

EXHIBIT INDEX

Exhibit	Description
99.1	Anghami Inc. reports preliminary unaudited financial results for first half 2022, Press Release dated August 15, 2022
99.2	Condensed Consolidated Unaudited Interim Financial Statements as of and for the six-month periods ended June 30, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 6, 2023	ANGHAMI INC.

	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

2